EXHIBIT 13.3 - Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2015	First Quarter	Second Quarter	Third Quarter
Total interest income	$2,531	$2,305	$2,325
Total interest expense	351	348	344
Net interest income	2,180	1,957	1,981
Provision for loan losses	—	—	30
Investment securities gain	956	200	—
Total other income	242	226	240
Total other expenses	2,013	2,097	2,029
Income before income taxes	1,365	286	162
Net income	1,038	332	252
Net income per share	0.60	0.20	0.14

2014	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,409	$2,381	$2,425	$2,386
Total interest expense	365	356	365	363
Net interest income	2,044	2,025	2,060	2,023
Provision for loan losses	—	—	—	—
Investment securities gain	—	261	608	—
Total other income	206	246	257	299
Total other expenses	1,910	2,025	2,014	2,111
Income before income taxes	340	507	911	211
Net income	446	538	774	146
Net income per share	0.26	0.31	0.45	0.09

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,303	$2,358	$2,350	$2,403
Total interest expense	387	377	378	382
Net interest income	1,916	1,981	1,972	2,021
Provision (credit) for loan losses	—	—	—	(400)
Investment securities gain	—	2	1	377
Total other income	272	252	269	267
Total other expenses	1,891	1,890	1,948	1,943
Income before income taxes	297	345	294	1,122
Net income	381	415	391	1,054
Net income per share	0.22	0.24	0.23	0.61